
Mail Stop 3561                                                   September 12, 2018

Gary A. Norcross
President and Chief Executive Officer
Fidelity National Information Services, Inc.
601 Riverside Avenue
Jacksonville, Florida  32204

> **Re:    Fidelity National Information Services, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2017**
> **Filed February 22, 2018**
> **Form 8-K, Filed July 31, 2018**
> **File No. 001-16427**

Dear Mr. Norcross:

We have limited our review of your filings to the financial statements and related disclosures and have the following comment.  In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond.  If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 8-K, Filed July 31, 2018

1. We note that your earnings release includes non-GAAP measures for Adjusted net earnings and Adjusted EPS, which primarily include adjustments to eliminate amortization expense on all intangible assets acquired in various Company acquisitions and to eliminate acquisition, integration and severance expenses that management deems non-operational primarily related to the SunGard acquisition.  Please tell us in more detail why you believe measures of net earnings and EPS that are adjusted for these items are meaningful to investors.  As part of your response, please tell us in more detail what comprises each of these adjustments including the extent to which these adjustments relate to any acquisitions other than SunGard, the frequency with which you have historically made acquisitions that contribute to these adjustments, and the length of time over which these adjustments will be needed; along with better explaining to us why it is meaningful to present metrics that include all of the revenue from your acquisitions but only a portion of the related expenses.  We may have further comments after reviewing

your response.


We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Sondra Snyder, Staff Accountant at (202) 551-3332 or me at (202) 551-3737 with any questions.


Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief
Office of Consumer Products